Tenaris S.A. 29, Avenue de la Porte-Neuve L — 2227 LUXEMBOURG

September 9, 2019

Mr. Ameen Hamady,
Division of Corporation Finance,
Office of Manufacturing and Construction
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-4631.

Re:	Tenaris S.A.
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed April 3, 2019
File No. 1-31518

Dear Mr. Hamady:

Set out below is the response of Tenaris S.A. (“Tenaris” or the “Company”), to the comment of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter (the “Comment Letter”) dated August 27, 2019, to the Company’s former Chief Financial Officer, Mr. Edgardo Carlos. As reported on our press release dated July 31, 2019, submitted to the SEC under Form 6-K on August 1, 2019, effective August 5, 2019, Mr. Carlos was replaced by Ms. Alicia Mondolo. The response below is keyed to the heading indicated in the Staff’s comment and is designated with the letter “R” below the comment number. The comment is set forth in boldface type.

II Accounting Policies
R Revenue Recognition, page F-20.
1.
We note your disclosure that revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Please address the following:

●
Describe the nature of the goods or services that you promised to transfer and the performance obligations you have determined from your contracts with customers. For each performance obligation, describe when you typically satisfy your performance obligation (i.e. shipment, delivery as services are provided etc.) and tell us how you considered the disclosure requirements of IFRS 15.119;

●
Describe which performance obligations you are recognizing revenue at a point in time versus over time. Describe the significant judgments you make in evaluating when your customer obtains control of the promised goods or services and tell us how you considered the disclosure requirements of IFRS 15.123;

●
For performance obligations you satisfy over time, tell us the method used to recognize revenue and why you believe such method provides a faithful depiction of the transfer of goods or services. Tell us how you considered the disclosure requirements of IFRS 15.124.

R:
In response to the Staff’s comment, the Company informs the Staff that Tenaris’s principal source of revenue is the sale of goods for the world’s energy industry and for other industrial applications. Goods sold mainly consist of:

●	Casing: steel casing is used to sustain the walls of oil and gas wells during and after drilling.
●	Tubing: steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.
●	Line pipe: steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.
●
Other goods: these include mechanical and structural pipes, cold-drawn pipes, premium joints and couplings, coiled tubing, and sucker rods. In addition, Tenaris sells energy and raw materials that exceed its internal requirements.

Tenaris also provides services related to the steel pipe products sold, which represent a non-material portion of sales revenue and include:
●	Pipe management services: mainly storage services, preparation of the pipes ready to be run and customer delivery, and rig return.
●	Field services: comprises field technical support and running assistance.

The main performance obligation that we have determined to arise from sales contracts with customers is the delivery of goods. However, there might be other performance obligations in the same contracts related to the provision of services, such as the transportation of goods to the location indicated by the customer, or the storage of goods available for use when requested by the customer.

With respect to the sales of goods, revenue is recognized at the point in time when goods are delivered to the customer (i.e., when control has been transferred) and no performance obligation is pending that could result in customer’s refusal of the goods. Delivery occurs when (i) goods have been shipped to a specific location, (ii) obsolescence and loss risks have been transferred to a third party, and (iii) either the customer has accepted the goods pursuant to the sales contract, or acceptance of the goods is implied, or the Company has objective evidence that all criteria for acceptance of the goods (including performance of all obligations) have been satisfied. These factors are analyzed and determined on a contract-by-contract basis to ensure that all performance obligations are fulfilled; in particular, Tenaris verifies customer’s acceptance of the goods, delivery terms and satisfaction of all conditions.

In bill-and-hold transactions, revenue is recognized only if the following conditions are satisfied: (a) there is a substantive reason for a bill and hold arrangement (for example, the customer has requested the arrangement); (b) the products have been specifically identified and are ready for delivery; (c) the Company does not have the ability to use the product or to deliver it to another customer; and (d) the usual payment terms apply to such arrangement.

For services provided by Tenaris, revenue is recognized over the time the service is rendered.

For purposes of recognizing over time revenue from services, the following input and output methods are applied:
●	storage services: time elapsed is considered taking into account the number of goods stored, average cost and time of storage;
●	freights: units delivered and time elapsed are considered; and
●
field services: output methods are considered, in particular surveys of service completion provided by the customer, as this method is a reasonable proxy for measuring the satisfaction of performance obligations.

These methods are selected based on the nature of the services provided and the information available to determine the amounts of revenue and cost of services rendered.

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a result, considering that the contracts do not include any significant financing component, the Company does not adjust any of the transaction prices for the time value of money.

The Company’s contracts with its customers do not provide for any material variable consideration, other than discounts, rebates and rights of return. Discounts and rebates are recognized based on the most likely value and rights of return are based on expected value considering past experience.

The amount of revenue to be recognized is based on the consideration that Tenaris expects to receive in exchange for the goods sold and services rendered. If a contract includes more than one performance obligation, the consideration is allocated based on the standalone selling price of each performance obligation; where these are not directly observable, they are estimated based on the expected cost-plus margin.

There are no judgements applied by management that significantly affect the determination of the timing of satisfaction of performance obligations, nor the transaction price and amounts allocated to the different performance obligations.

We note that Tenaris gives only standard quality warranties assuring that the goods sold will function as expected or are fit for their intended purpose (with no incremental service to the customer being provided). Accordingly, warranties do not constitute a separate performance obligation.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e‑mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Alicia Mondolo
Alicia Mondolo
Chief Financial Officer

cc:	Jeanne Baker
(Securities and Exchange Commission)

Fabrice Goffin
(PricewaterhouseCoopers)

Cristian J. P. Mitrani
(Mitrani, Caballero & Ruiz Moreno)

Robert S. Risoleo
(Sullivan & Cromwell LLP)